MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464; Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: August 17, 2004**

NEWS RELEASE 04-05

For Further [redacted] **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

CORPORATE UPDATE

The Company is pleased to provide the following update of its summer activities.

CR Property

Manson Creek Resources Ltd. has initiated fieldwork at the CR Property located 17 km southwest of Houston, British Columbia. The property consists of 38 staked and continuous units totaling approximately 950 hectares. The CR property has excellent road access and a power line cutting through the western property boundary. Two priority exploration targets have been identified; the South Porphyry zone, and the North Porphyry-Breccia zone. At the South Porphyry zone two phases of mineralized intrusive have been recognized, a felsic phase associated with quartz-molybdenite veins and an intermediate phase associated with chalcopyrite-bearing mineralization.

The North Porphyry-Breccia zone contains a northwest trending zone of intrusive outcrop that has been traced for over 100 m within a largely covered area. The intrusive contains 1 to 2 % disseminated pyrite with minor chalcopyrite, and previous shallow drill holes (to 24 m depth) have encountered elevated copper values grading up to 0.39 % Cu. Approximately 250 m northeast of the intrusive is a small outcrop of breccia hosted in andesite. The breccia is poorly exposed and contains a few percent pyrite plus variable chalcopyrite and thin quartz veinlets.

The planned exploration program, to be conducted under the supervision of Dr. Shane Ebert, the Qualified Person for the project, will include geologic mapping, line cutting, soil sampling, a ground magnetic survey, and mechanical trenching. This exploration fieldwork should be sufficient to evaluate and expand the main mineralized zones, identify new zones, and target drill holes.

As indicated in the February 9, 2004 press release, the Company may acquire a 100% interest in the CR property by making cash payments of $92,500 and issuing 575,000 shares all over a six year period. The vendor will retain a 1.5% net smelter royalty, of which 1% is purchasable by the Company for $1,000,000.

dlw 8/26

Tanner Property

Two reconnaissance soil traverses have recently been completed in the central and southeast portion of the Tanner Property, Yukon. The Tanner property contains geological features consistent with a sedimentary exhalative (SEDEX) style environment and the soil traverses will serve as an orientation and a test to see if a larger program of soil sampling and mapping is warranted. One soil line is 2 km long, the other 1.8 km long with soil samples taken every 100 m. The northern most soil line runs nearly perpendicular to a 4.4 km long linear airborne conductivity anomaly that is inferred to correspond to a major basin bounding growth fault. This line contains a 300 m wide zone with Zn in soils greater than 100 ppm (207, 268, and 112 ppm) that correlates with the linear geophysical conductor. The southern most soil line is located about 3 km west of a known showing where numerous values in excess of 10% Zn have previously been reported. Almost half of the soil samples from the southern line (45%) contain Zn greater than 100 ppm (115 to 450 ppm), and 25% of the samples contain Cu greater than 100 ppm (109.5 to 295 ppm). The zones of anomalous Zn and Cu also contain elevated Ag, Ba, and Mo values. Manson Creek is pleased with the results of the reconnaissance soil program, which confirm the presence of elevated base and precious metals in the system, and suggest Zn and Cu values are increasing in the southeast part of the property.

Other

Manson Creek has completed a property evaluation of the Kendall property located 45 km northwest of McBride British Columbia which contains a well-exposed vein-breccia system with localized small zones of high-grade Cu mineralization. The Company has decided not to pursue the option agreement, outlined in its press release of March 1, 2004, on the Kendall property.

"James Devonshire"

James Devonshire
President